OMB APPROVAL
                                  OMB NUMBER:     3235-0145
                                EXPIRES:    AUGUST 31, 1991
                                  ESTIMATED AVERAGE BURDEN
                                 HOURS PER RESPONSE   14.90

                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                   (Amendment No. __19___)

  ______ARNOLD INDUSTRIES, INCORPORATED ______________________
                       (Name of Issuer)


  ____________________COMMON STOCK________________________________
                (Title of Class of Securities)

  _____________________042595108__________________________________
                        (CUSIP Number)


Check the following box if a fee is being paid with this statement __.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.__________                    13G               Page _2__of__4_ Pages



  1

  NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Moriah Fund, Inc.
       Daniel R. Efroymson
       Real Silk Investments, Inc.



  2

  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                               (a)___

                               (b)_X_



  3

  SEC USE ONLY




  4

  CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S.A


  NUMBER OF SHARES BENEFICIALLY
  OWNED BY EACH REPORTING PERSON
  WITH
  5
  SOLE VOTING POWER
  D.R. Efroymson                 36,130
  Moriah Fund, Inc.             949,400
  Real Silk Investments, Inc.   600,000



  NUMBER OF SHARES BENEFICIALLY
  OWNED BY EACH REPORTING PERSON
  WITH
  6
  SHARED VOTING POWER
  D.R. Efroymson                125,678





  NUMBER OF SHARES BENEFICIALLY
  OWNED BY EACH REPORTING PERSON
  WITH
  7
  SOLE DISPOSITIVE POWER
  D.R. Efroymson                  36,130
  Moriah Fund, Inc.              949,400
  Real Silk Investments, Inc.    600,000




  NUMBER OF SHARES BENEFICIALLY
  OWNED BY EACH REPORTING PERSON
  WITH
  8
  SHARED DISPOSITIVE POWER
  D.R. Efroymson                  125,678





  9

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,711,208




  10

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
  SHARES*




  11

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  6.6



  12

  TYPE OF REPORTING PERSON*
  Moriah Fund, Inc.            CO
  D.R. Efroymson               IN
  Real Silk Investments, Inc.  CO


             *SEE INSTRUCTION BEFORE FILLING OUT!



  Schedule 13-G

  Amendment No. 19

  ITEM  4.     Ownership:

    (a)   Amount beneficially owned

               1,711,208

    (b)   Percent of Class

                6.6%

    (c)   Number of shares as to which such person has:

          (i)  Sole power to vote or direct the vote:


          Daniel R. Efroymson             36,130
          Moriah Fund, Inc.              949,400
          Real Silk Investments, Inc.    600,000


          (ii)      Shared power to vote or to direct the vote:


          Daniel R. Efroymson           125,678


          (iii)     Sole power to dispose or direct the disposition of:

          Daniel R. Efroymson              36,130
          Moriah Fund, Inc.               949,400
          Real Silk Investments, Inc.     600,000


          (iv) Shared power to dispose or to direct the disposition of:


          Daniel R. Efroymson           125,678





                         Page 3 of 4
  One member of the group, NBD Bancorp, Inc., has assumed responsibility for filing its Schedule 13G. Therefore, the holdings of NBD Bank, N. A. are not included in this report.

  Many of the shares are held in accounts of which more than one member of the group has beneficial ownership. These shares are reported as beneficially owned by each such reporting person under the "shared" categories resulting in the total shares reported in those categories exceeding the actual number of shares involved.



  SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  _____________
  Date

  Daniel R. Efroymson

  Moriah Fund, Inc.

  Real Silk Investments, Inc.



  By

  __________________________
  Daniel R. Efroymson

  President, Real Silk Investments, Inc.

  Vice President, Moriah Fund, Inc.








                         Page 4 of 4